UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number          001-34920
FoodFirst Global Restaurants, Inc.*
(Exact name of registrant as specified in its charter)

777 Goodale Boulevard, Suite 100 Columbus, Ohio 43212 (614) 326-7944
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One (1) holder
Pursuant to the requirements of the Securities Exchange Act of 1934, Bravo Brio Restaurant Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
*	Formerly known as "Bravo Brio Restaurant Group, Inc."

FoodFirst Global Restaurants, Inc.

Date: June 5, 2018	By:	/s/ Diane D. Reed
		Name:	Diane D. Reed
		Title:	Chief Financial Officer